UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cellectis S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.05 per share

(Title of Class of Securities)

15117K103 (American Depositary Shares, each representing one Ordinary Share)

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

6-8, boulevard Haussmann

75009 Paris

France

+33 1 53 89 55 73

With copy to:

 John C. Partigan

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, DC 20001

(202) 585-8000

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person Bpifrance Participations S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,247 Ordinary Shares; 8,752,747 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6% of the Ordinary Shares[1]; 14.2% of the voting rights

14	Type of Reporting Person (See Instructions) OO

1 Percentage is calculated based on 55,475,610 Ordinary Shares, as reported by the Issuer in its Form 6-K filed with the SEC on February 8, 2023.

Page 2 of 7 Pages

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person Caisse des dépôts et consignations
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,427,497 Ordinary Shares; 9,306,997 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,427,497 Ordinary Shares; 9,306,997 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,427,497 Ordinary Shares; 9,306,997 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.6% of the Ordinary Shares[2]; 15.1% of the voting rights

14	Type of Reporting Person (See Instructions) OO

2 Percentage is calculated based on 55,475,610 Ordinary Shares, as reported by the Issuer in its Form 6-K filed with the SEC on February 8, 2023.

Page 3 of 7 Pages

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person EPIC Bpifrance
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,247 Ordinary Shares; 8,752,747 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6% of the Ordinary Shares[3]; 14.2% of the voting rights

14	Type of Reporting Person (See Instructions) OO

3 Percentage is calculated based on 55,475,610 Ordinary Shares, as reported by the Issuer in its Form 6-K filed with the SEC on February 8, 2023.

Page 4 of 7 Pages

CUSIP No. 15117K103 (American Depositary Shares, each representing one Ordinary Share)
1	Name of Reporting Person Bpifrance S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,873,247 Ordinary Shares; 8,752,747 voting rights

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,247 Ordinary Shares; 8,752,747 voting rights

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.6% of the Ordinary Shares[4]; 14.2% of the voting rights

14	Type of Reporting Person (See Instructions) OO

4 Percentage is calculated based on 55,475,610 Ordinary Shares, as reported by the Issuer in its Form 6-K filed with the SEC on February 8, 2023.

Page 5 of 7 Pages

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2020, as amended by Amendment No. 1 filed with the SEC on February 12, 2021 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The percentage ownership of Ordinary Shares is based on 54,367,810 Ordinary Shares outstanding after the offering, as reported by the Issuer in the Prospectus Supplement filed pursuant to Rule 424(b)(5) filed on February 2, 2023, and an additional 1,107,800 Ordinary Shares as a result of the exercise by the underwriters of their option to purchase additional shares, as reported by the Issuer in its Form 6-K filed with the SEC on February 8, 2023.

Bpifrance Participations participated in the offering and purchased 2,186,960 American Depositary Shares, or ADSs, at the offering price of $2.50 per ADS. Each ADS represents one Ordinary Share.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as described above, there have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among the Reporting Persons (incorporate by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed on February 12, 2021).

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Caisse des dépôts et consignations
By:	/s/ Laurence Giraudon
Name:	Laurence Giraudon
Title:	Chief Operating Officer, Finance and Operations Department, Asset Management Division

EPIC Bpifrance

By:	/s/ Sophie Paquin
Name:	Sophie Paquin
Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione
Name:	Boubakar Dione
Title:	Group Director of Legal Affairs

Page 7 of 7 Pages

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

1

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CDC CROISSANCE S.A.

The name, business address and present principal occupation or employment of each of each of the directors and executive officers of CDC Croissance S.A. are set forth below. The business address of each director and executive officer is CDC Croissance S.A., c/o 209, rue de l’Université, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment
Olivier Mareuse	Director of Asset Management and Savings Funds at Caisse des Dépôts. Deputy Director General

Virginie Chapron-DU JEU	Director of Risk at the Caisse des Dépôts Group

LAURENT DEBORDE

françois-louis ricard

nicolas fourt

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment
Christophe Bourdillon

2

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Risk at the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Director of Finance at the Caisse des Dépôts Group

OLIVIER MAREUSE	Director of Asset Management and Savings Funds at Caisse des Dépôts. Deputy Director General

CATHERINE MAYENOBE	Director of Operations and Business Transformation Management. Deputy Managing Director

AURELIE ROBINEAU-ISRAEL	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

MARIE-LAURE GADRAT	Chief of Staff to the Director Général

3

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

NAOMI PERES	Director, Deputy General Secretary for Public Investment

4

APPENDIX E

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment
ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE	Director, Vice-president of the Regional Council of Auvergne-Rhone-Alpes, delegate for the economy and companies

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

5